      A

                              TRANSACTION STATEMENT
                                      UNDER
                                SECTION 13(e) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 13e-3 THEREUNDER

                                 AMENDMENT NO. 3

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                        Rule 13e-3 TRANSACTION STATEMENT
     (Pursuant to Section 13(e) of the Securities and Exchange Act of 1934)


                             COLONIAL TRUST COMPANY
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                              (Name of the Issuer)


                               Mr. Ian B. Currie
                     Vice-President, Secretary and Treasurer
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                      (Name of Person(s) Filing Statement)


                      COMMON STOCK, NO PAR VALUE PER SHARE
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                         (Title of Class of Securities)


                                       N/A
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                      (CUSIP Number of Class of Securities)


                             COLONIAL TRUST COMPANY
                               5336 N. 19th Avenue
                             PHOENIX, ARIZONA 85015
                                 (602) 242-5507

                                 WITH COPIES TO:

                               JOHN M. WELCH, ESQ.
                               CAREY HERBERT, ESQ.
                        SQUIRE, SANDERS & DEMPSEY L.L.P.
                             TWO RENAISSANCE SQUARE
                       40 NORTH CENTRAL AVENUE, SUITE 2700
                           PHOENIX, ARIZONA 85004-4498
                                 (602) 528-4000
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      (Name, Address, and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)

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 B

This statement is filed in connection with (check the appropriate box):

         a. /x/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
         b. / / The filing of a registration statement under the Securities Act of 1933.
         c. / /  A tender offer.
         d. / /  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. /x/

Check the following box if this is a final amendment reporting the results of the transaction. / /


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                            CALCULATION OF FILING FEE


                  TRANSACTION VALUATION*                    AMOUNT OF FILING FEE
                      $3,432,817.00 *                                 $686.56 **

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*    Calculated,  for the  purposes  of  determining  the  filing  fee only,  in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended.

** Calculated based on transaction valuation multiplied by one-fiftieth of one percent.

/ / Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:     $686.56         Filing party: Colonial Trust Company
Form or registration no.:   Schedule 13E-3  Date filed:   May 10, 2004


      C

INTRODUCTION

     This Amendment No. 3 amends and supplements the Rule 13E-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the "SEC") on May 10, 2004, by Colonial Trust Company, an Arizona corporation ("Colonial" or the "Company") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder, as amended by Amendments No. 1 and No. 2 to the Schedule 13E-3 filed with the SEC by the Company on June 24, 2004 and July 16, 2004, respectively (collectively, the "Schedule 13E-3"). The Company has submitted to its stockholders the following proposals to approve:

     1. The sale of the Company's Corporate Trust business to Happy State Bank and its parent, Happy Bancshares, Inc. of Happy, Texas, pursuant to a Purchase and Assumption Agreement dated as of December 30, 2003 and a First Amendment to Purchase and Assumption Agreement, dated as of June 22, 2004 (the "Corporate Trust Sale");

     2. The sale of the Company's Wealth Management Group business to Dubuque Bank and Trust Company, Arizona Bank & Trust and their parent corporation, Heartland Financial USA, Inc. of Dubuque, Iowa, pursuant to a Purchase and Assumption Agreement dated as of March 26, 2004 and an Addendum to Purchase and Assumption Agreement dated as of April 26, 2004 (the "Wealth Management Sale");

     3. The liquidation and dissolution of the Company pursuant to the Plan of Liquidation and Dissolution, in the form of Appendix A attached to the Company's proxy statement dated July 23, 2004, including the amendment of the Company's Articles of Incorporation to effect a reverse stock split (the "Reverse Stock Split") of one share of Common Stock of the Company for every 35,032 shares of Common Stock that are issued and outstanding, for purposes of making liquidating distributions (the "Plan of Liquidation and Dissolution" and, together with the Corporate Trust Sale and the Wealth Management Sale, the "Transactions"); and

     4. Adjournment of the Special Meeting of Stockholders to a later date, if necessary, to solicit additional proxies in the event that there are insufficient shares present in person or by proxy voting in favor of any or all of the above matters presented at the Special Meeting to approve those matters (the "Adjournment Proposal").


     This Amendment No. 3 to Schedule 13E-3 is being filed with the SEC to report that:

     (A) The Transactions were approved by the Company's stockholders at a Special Meeting of stockholders held on August 9, 2004 (the "Special Meeting");

     (B) On August 10, 2004, the Company issued a press release announcing stockholder approval of the Transactions, a copy of which is included as Exhibit
(a) to this Amendment and incorporated herein by reference;

     (C) On August 31, 2004, the Company consummated the Corporate Trust Sale;

     (D) On August 31, 2004, the Company consummated the Wealth Management Sale;

     (E) The Reverse Stock Split was effected pursuant to an amendment to the Company's Articles of Incorporation, which became effective on September 30, 2004; and

     (F) On November 3, 2004, the Company filed a Certification on Form 15 under the Exchange Act to provide notice of termination of registration of the Company and to immediately suspend all reporting requirements under Sections 13 and 15(d) of the Exchange Act.



ITEM 16.          EXHIBITS.

     (a) Press Release, dated August 10, 2004, announcing stockholder approval of the Transactions.




                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   /s/ Ian B. Currie
                                   By:   Ian B. Currie
                                   Its:  Vice-President, Secretary and Treasurer

                                   Date:    November 5, 2004